Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Convening Notice - Extraordinary Shareholders Meeting to be held on July 20, 2005	3
2.	Minutes of a meeting of the Board of Directors, June 29, 2005	5

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

 Publicly Listed Company
CNPJ nº 33.256.439/0001-39

NOTICE FOR THE CONVENING
OF
AN EXTRAORDINARY GENERAL MEETING

The shareholders of the company are hereby convened for an Extraordinary General Meeting to be held on July 20, 2005, at 2:30 p.m., at Company Headquarters, located at Av. Brigadeiro Luís Antônio, Nº. 1343 -9º andar, in the City and State of São Paulo, for the purpose of deliberating on the following orders of the day:

1.	The establishment of a permanent Fiscal Council, which will also perform the functions of an Audit Committee, with the resulting alterations to the Company Bylaws;

2.	Election of members of the Fiscal Council and the setting of their remuneration;

3.	Alteration to the authorised capital, with modifications to be made on paragraph 1 of Article 5 of the Company Bylaws;

4.	Reverse split of the shares;

5.	Consolidation of the Company bylaws.

To participate in the Extraordinary General Shareholders Meeting, Shareholders must provide proof of their status as holders of common shares by verification of the nominative share register.

Shareholders may be represented at the Extraordinary General Shareholders Meeting by an attorney-in-fact, constituted less than one year previously, being either a shareholder, a manager of the Company, a lawyer, a financial institution or the manager of an investment fund, representing investors therein, with the presentation of the respective power of attorney being mandatory. Said documentation must be delivered at Company’s head office, Investor Relations Department, no later than 5:30 p.m. on July 19, 2005, failing which the attorney-in-fact will be unable to act on the shareholder’s behalf.

São Paulo, July 1st, 2005.

Board of Directors

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001 - 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (09/2005)

Date, Time and Place:
 June 29th, 2005, at 2:30 p.m., at Company headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 -9º andar, in the City and State of São Paulo.

Present :
 Members of the Board of Directors, whose signatures appear below.

Deliberations :

1.	To authorize the provision of guarantees for the syndicated loan contracted by its subsidiary Oxiteno Overseas Corporation for the amount of US$ 60,000,000.00 (sixty million dollars) for a period of three years.

2.	To ratify the continued provision of auditing services by Deloitte Touche Tohmatsu – Independent Auditors, for the fiscal year of 2005 and the gaining of a knowledge of the company's internal control procedures and those of its subsidiaries.

3.	To convene an Extraordinary General Meeting, to be held on July 20, 2005 to deliberate on the following items:

	a.	The establishment of a permanent Fiscal Council, which will also perform the functions of an Audit Committee, with the resulting alterations to the Company Bylaws;

	b.	Election of members of the Fiscal Council, and the setting of their remuneration;

	c.	Alteration to the company's authorised capital, with a modification on Paragraph 1 of Article 5 of the Company Bylaws;

	d.	Reverse split of the shares;

	e.	Consolidation of the Company Bylaws.

4.	Approve the carrying out by the Executive Board of all the requisite acts and the signature of all the necessary documents, in order to put it to effect the deliberations cited in items “1” and “2” of these minutes.

Observation: The deliberations were approved by all those present. Board member Renato Ochman approved the continuing provision of auditing services by Deloitte Touche Tohmatsu – Independent Auditors, and abstained from voting on the other matters.

There being no further business to discuss, the meeting was closed and the minutes of this meeting being hereby set out, read and approved by all the undersigned Board Members present: Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho - Vice-President; Ana Maria Levy Villela Igel; Nildemar Secches, Olavo Egydio Monteiro de Carvalho, Paulo Vieira Belotti; Renato Ochman – Board Members.

I declare that this document is a faithful copy of the minutes, as entered in the Company Registry.

Paulo Guilherme Aguiar Cunha
 Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date: July 4, 2005

	By:	/s/ Fábio Schvartsman
Name: Fábio Schvartsman
Title: Chief Financial and Investor Relations Officer

( Convening Notice - Extraordinary Shareholders Meeting to be held on July 20, 2005 and minutes of a meeting of the Board of Directors of June 29, 2005)